Exhibit 99.1

Thomson Reuters Announces Definitive Agreement to Sell its

Intellectual Property & Science Business to Onex and Baring Asia for $3.55 billion

NEW YORK, July 11, 2016 - Thomson Reuters (TSX/NYSE: TRI) today announced that it has entered into a definitive agreement to sell its Intellectual Property & Science business to private equity funds affiliated with Onex Corporation (“Onex”) and Baring Private Equity Asia (“Baring Asia”) for $3.55 billion in cash.

The sale is subject to regulatory approval and customary closing conditions, including the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act, and is expected to close in the next few months. The sale is not subject to any financing condition. Onex and Baring Asia have obtained debt and equity commitments for the transaction.

The Intellectual Property & Science business provides comprehensive intellectual property and scientific information, decision support tools and services that enable the lifecycle of innovation for governments, academia, publishers and corporations to discover, protect and commercialize new ideas and brands. Its portfolio includes Web of Science, Thomson CompuMark, Thomson Innovation, MarkMonitor, Thomson Reuters Cortellis and Thomson IP Manager.

“We are pleased to announce the agreement today to sell our Intellectual Property & Science business to Onex and Baring Asia,” said Jim Smith, president and chief executive officer of Thomson Reuters. “With the completion of this divestiture, Thomson Reuters will be even more focused on operating at the intersection of global commerce and regulation.”

“Intellectual Property & Science is a diversified portfolio of high-quality, well-positioned businesses providing proprietary, curated content through products and services that are entrenched in their customers’ day-to-day activities,” said Kosty Gilis, a Managing Director with Onex. “We are delighted to have the opportunity to acquire the company and partner with management and Baring Asia to enhance Intellectual Property & Science’s operations and support its growth in the years to come.”

“We look forward to partnering with Intellectual Property & Science management and Onex to support the development of the company globally, particularly in Asia where we see a differentiated growth opportunity,” said Jean Eric Salata, Founder and Chief Executive of Baring Asia. “Already an established leader in China and across the region, we believe the outlook for the business is underpinned by an increasing shift towards more knowledge driven economies and a continued emphasis on research and development.”

Thomson Reuters expects to use about $1 billion of the net proceeds to buy back shares and the balance to pay down debt (primarily commercial paper) and reinvest in the business. Any share buybacks will be part of the previously announced $1.5 billion share buyback program.

Guggenheim Securities, LLC and J.P. Morgan Securities LLC are acting as financial advisors to Thomson Reuters for the proposed divestiture.

Allen & Overy LLP is acting as legal counsel for Thomson Reuters.

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

Onex

Onex is one of the oldest and most successful private equity firms. Through its Onex Partners and ONCAP private equity funds, Onex acquires and builds high-quality businesses in partnership with talented management teams. At Onex Credit, Onex manages and invests in leveraged loans, collateralized loan obligations and other credit securities. The Company has approximately $23 billion of assets under management, including $6 billion of Onex proprietary capital, in private equity and credit securities. With offices in Toronto, New York, New Jersey and London, Onex invests its capital through its two investing platforms and is the largest limited partner in each of its private equity funds.

Onex’ businesses have assets of $36 billion, generate annual revenues of $23 billion and employ approximately 145,000 people worldwide. Onex shares trade on the Toronto Stock Exchange under the stock symbol OCX. For more information on Onex, visit its website at www.onex.com. The Company’s security filings can also be accessed at www.sedar.com.

Baring Private Equity Asia

Baring Private Equity Asia is one of the largest and most established independent alternative asset management firms in Asia, with a total committed capital of over $10 billion. The firm runs a pan-Asian investment program, sponsoring management buyouts and providing growth capital to companies for expansion or acquisitions, as well as a pan-Asian real estate private equity investment program. The firm has been investing in Asia since its formation in 1997 and has over 125 employees located across seven Asian offices in Hong Kong, Shanghai, Beijing, Mumbai, Singapore, Jakarta, and Tokyo. Baring Asia currently has over 35 portfolio companies active across Asia with a total of 150,000 employees and sales of approximately $31 billion in 2015. For more information, please visit www.bpeasia.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including the company’s current expectations regarding the timing for closing of the transaction and its uses of proceeds. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the parties’ ability to receive regulatory approvals and satisfy conditions to closing as well as other factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that a transaction involving all or part of the Intellectual Property & Science business will be completed or that other events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +44 20 7542 8763 david.crundwell@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com